Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

July 26, 2012

Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Merculite Distributing, Inc.
Your Letter of July 3, 2012
Form Registration Statement on Form S-1/A
File No. 333-180606

Dear Mr. Ingram,

This correspondence is in response to your letter dated July 3, 2012 in reference to our filing of the Registration Statement on Form S-1/A filed June 20, 2012 on behalf of Merculite Distributing, Inc., your file number 333-180606.

 General

3.            We note your response to comment 3 of our letter dated April 30, 2012. Please explain how the spin-off of Merculite Distributing, Inc. from Oraco Resources, Inc. was consistent with requirements of Section 4.3.B. of Staff Legal Bulletin No. 4 (September 16, 1997). It does not appear as though Oraco (the parent) provided shareholders with adequate information in that it did not give its shareholders an information statement that described the spin-off and the subsidiary that substantially complied with Regulation 14A or Regulation 14C nor did Merculite register the spun-off securities under the Exchange Act.

Response: The Company is in the process of complying with the requirements of Section 4.3.B of Staff Bulletin No. 4. Oraco is preparing an information statement which describes the spin-off and the shares will subsequently be registered using a Form 10. Upon completion, Merculite will then proceed with a revised, selling shareholder Form S-1 Registration Statement, with updated financials. We will address the balance of comments at that time. The shares to be spun-off in the transaction have been issued but not distributed to the shareholders. The shares are being held in escrow until both the parent and subsidiary have complied with the spin-off requirements.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP